MECHEL REPORTS RESULTS FOR THE 2009 FIRST QUARTER
— Revenues amounted to $1.18 billion —
— Operating income amounted to $13.8 million —

Moscow, Russia – July 10, 2009 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel company, today announced financial results for the first quarter ended March 31, 2009.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the first quarter results: “First quarter of 2009 was rather challenging for Mechel as well as for the whole mining and steel industry. Nevertheless despite the decline in demand and prices for all of company’s products we succeeded in closing the quarter with positive net operating income. Important factor of company’s sustainability in times of crisis in world economy is its vertically integrated structure. It allowed us to support capacity utilization and to demonstrate flexibility in sales in difficult market environment.”

			Change
US$ thousand	1Q 2009	4Q 2008	Q-on-Q
Revenues from external customers	1,179,405	1,370,024	-13.9%

Intersegment sales	173,184	306,585	-43.5%

Net operating income	13,781	(251,264)	105.5%

Net operating margin	1.2%	-18.3%	-

Net income	(690,701)	(496,931)	-39.0%

EBITDA*	(474,297)	(817,323)	42.0%

EBITDA margin	-40.2%	-59.7%	-

* — See Attachment A.

Net revenue in the first quarter of 2009 decreased by 13.9% to $1.2 billion compared to $1.4 billion in the fourth quarter of 2008. Operating income increased by 105.5% to $13.8 million or 1.2% of net revenue, versus operating loss of $251.3 million, or -18.3% of net revenue, in the fourth quarter of 2008.

For the first quarter of 2009, Mechel reported consolidated net loss of $690.7 million, an increase of 39.0% over consolidated net loss of $496.9 million in the fourth quarter of 2008. The main cause of the negative result is foreign exchange difference due to sagging of Ruble rate to Euro and US Dollar rates that amounted to $592 million. Furthermore the results of the fourth quarter of 2008 enclosed positive tax effect of $556 million caused mainly by reduction of profit tax in Russia and Kazakhstan since 2009. Therefore effective figures of the first quarter of 2009 demonstrate positive movement in terms of profit generation.

Consolidated EBITDA for the first three months of 2009 that includes foreign exchange difference result increased by 42.0% to -$474.3 million, compared to $817.3 million in the previous quarter. Depreciation, depletion and amortization in the first quarter of 2009 were $75.4 million, a decrease of 32.5% over $111.6 million in the fourth quarter of 2008.

Mining Segment Results

			Change
US$ thousand	1Q 2009	4Q 2008	Q-on-Q
Revenues from external customers	344,236	504,268	-31.7%

Intersegment sales	51,750	134,495	-61.5%

Operating income	50,008	240,092	-79.2%

Net income	(65,796)	178,533	-136.9%

EBITDA*	41,845	212,002	-80.3%

EBITDA margin**	10.6%	33.2%	—

* — See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	1Q 2009, thousand tonnes	1Q2009 vs. 4Q 2008
Coal	3,425	-40%

Coking coal	1,022	-63%

Steam coal	2,403	-19%

Coal concentrate*	2,207	-16%

Coking	884	-50%

Steam	1,323	55%

Iron ore concentrate	929	-14%

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenue from external customers for the first quarter of 2009 totaled $344.2 million, or 29% of consolidated net revenue, a decrease of 31.7% over net segment revenue from external customers of $504.3 million, or 37% of consolidated net revenue, in the fourth quarter of 2008.

Operating income in the mining segment in the first quarter of 2009 decreased by 79.2% to $50.0 million, or 12.6% of total segment revenue, compared to operating income of $240.1 million, or 37.6% of total segment revenue, in the fourth quarter of 2008. EBITDA in the mining segment in the first quarter of 2009 decreased by 80.3% to $41.8 million over segment EBITDA of $212.0 million in the fourth quarter of 2008. The EBITDA margin for the mining segment was 10.6% for the first three month of 2009, versus 33.2% in the fourth quarter of 2008. Depreciation, depletion and amortization in mining segment in the first quarter of 2009 amounted to $38.1 million, a decrease of 41.8% over $65.5 million in the fourth quarter of 2008.

Mechel’s Senior vice-president Vladimir Polin commented on the mining segment operating results: “The results of mining segment were significantly affected by the sharp decline in demand for coking coal. Decrease in production of coking coal at Yakutugol brought about temporary increase in production costs which in turn caused decline in gross margin. Considering more favorable environment for steam coal we reoriented our production to mining mostly steam coal. In view of decreased demand for coking coal especially in the domestic market we concentrated most of our efforts on finding new customers particularly in Asia. As a result in the second quarter we signed a number of large scale long-term contracts with Chinese, Japanese and South Korean companies, which will allow us to increase utilization of coking coal mining capacity setting the base for its restoration to pre-crisis levels. We intend to maximize our efforts to improve results of our mining segment adhering to tight costs control and active marketing policy.”

Steel Segment Results

			Change
US$ thousand	1Q 2009	4Q 2008	Q-on-Q
Revenues from external customers	643,154	665,930	-3.4%

Intersegment sales	41,698	79,879	-47.8%

Operating income	(85,188)	(363,336)	76.6%

Net income	(358,098)	(404,095)	11.4%

EBITDA*	(260,268)	(508,367)	48.8%

EBITDA margin**	-38.0%	-68.2%	—

* — See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	1Q 2009, thousand tonnes	1Q2009 vs. 4Q 2008
Coke	543	-13%

Pig iron	686	-5%

Steel	1,100	-6%

Rolled products	1,071	-1%

Hardware	123	7%

Revenue from external customers in Mechel’s steel segment decreased by 3.4% in the first quarter of 2009 to $643.2 million, or 55% of consolidated net revenue, from $665.9 million, or 49% of consolidated net revenue, in the fourth quarter of 2008.

In the first quarter of 2009 the steel segment operating loss was $85.2 million, an increase of 76.1% over operating loss of $363.3 million in the fourth quarter of 2008. EBITDA in the steel segment in the first quarter of 2009 increased by 48.8% despite $236 million of exchange loss and amounted to -$260.3 million, compared to EBITDA of -$508.4 million in the fourth quarter of 2008. The EBITDA margin of the steel segment was -38.0% in the first quarter of 2008 compared to -68.2% in the fourth quarter of 2008. Depreciation, depletion and amortization in steel segment decreased by 26.9% from $36.1 million in the fourth quarter of 2008 to $26.4 million in the first quarter of 2009.

Commenting the results of the steel segment Vladimir Polin noted: “It is pleasant to note that despite continued decline in world steel production Mechel’s steel segment output in the first quarter was maintained almost at the level of the previous quarter. We continued implementation of measures aimed at optimization of cost structure. Considering challenging market environment that sets higher standards in regard to production efficiency we have steadily increased output of high value added products. For some time we are witnessing certain stabilization of prices for steel products. Among other things this process is supported by a decrease in stock at traders’ warehouses, which has fallen to its minimal level in Russia decreasing by 26% in the past half year. We are also witnessing some positive trends on our export markets. There has been some growth in demand from Middle East as well as from South-East Asia. Considering our efforts aimed at development of sales network and restructuring sales geography we succeeded at providing our production assets with offtake orders and increased capacity utilization almost to 100% level. Going forward we will continue realizing measures aimed at improving usage ratios as well as exercising tight control of costs structure in order to achieve increased efficiency of our steel segment when markets recover.”

Ferroalloy Segment Results

			Change
US$ thousand	1Q 2009	4Q 2008	Q-on-Q
Revenues from external customers	53,859	31,804	69.3%

Intersegment sales	7,075	10,025	-29.4%

Operating income	(24,802)	(127,315)	80.5%

Net income	(328,691)	(270,103)	-21.7%

EBITDA*	(307,237)	(498,096)	38.3%

EBITDA margin**	-504.2%	-1,190.8%	—

* — See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output

Product	1Q 2009, thousand tonnes	1Q 2009 vs. 4Q 2008
Nickel	2.9	45%

Ferrosilicon	24.4	44%

Ferrochrome	7.7	-23%

Ferroalloy segment revenue form external customers for the first quarter of 2009 increased by 69.3% to $53.9 million, or 5% of consolidated net revenue, compared with segment revenue from external customers of $31.8 million, or 2% of consolidated net revenue, in the first quarter of 2008.

Operating loss in the ferroalloy segment in the first quarter of 2009 was $24.8 million, an increase of 80.5% compared to operating loss of $127.3 million in the previous quarter. EBITDA in the ferroalloy segment for the first quarter of 2009 inclusive of exchange loss was -$307.2 million, 38.3% higher than segment EBITDA of -$498.1 million in the fourth quarter of 2008. For ferroalloy segment depreciation, depletion and amortization in the first quarter of 2009 was $6.4 million, an increase of 18.5% over $5.4 million in the fourth quarter of 2008.

Vladimir Polin noted: “In the first quarter of 2009 market conditions for Mechel’s ferroalloy products remained rather weak. Nevertheless we managed to cut down production costs and following a pick up in prices in the second quarter we increased capacity utilization of our ferroalloy assets to 100%. We continue implementation of measures in order to increase efficiency of our ferroalloys operations. In the near future at our Tikhvin ferrochrome producing plant we plan to achieve designed capacity of dump slag processing unit, which will allow for 5% increase of chrome extraction from ore. Also in the second half of July we plan to increase production volumes of chrome ore which will further reduce costs of chrome concentrate and ferrochrome production.”

Power Segment Results

			Change
US$ thousand	1Q 2009	4Q 2008	Q-on-Q
Revenues from external customers	138,155	168,022	-17.8%

Intersegment sales	72,661	82,185	-11.6%

Operating income	12,124	10,349	17.2%

Net income / (loss)	245	4,270	-94.3%

EBITDA*	13,901	13,225	5.1%

EBITDA margin**	6.6%	5.3%	—

* — See Attachment A.

• - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output

Product	Units	1Q 2009	1Q2009 vs. 4Q 2008
Electric power generation	ths. kWh	899,309	-8%

Heat power generation	Gcal	2,102,207	2%

Mechel’s power segment revenue from external customers for the first three months of 2009 totaled $138.2 million, or 12% of consolidated net revenue, a decrease of 17.8% over segment revenue from external customers of $168.0 million, or 12% of consolidated net revenue, in the fourth quarter of 2008.

Operating income in the power segment in the first quarter of 2009 was $12.1 million, or 5.8% of total segment revenue, an increase of 17.2% compared to operating income of $10.3 million, or 4.1% of total segment revenue, in the fourth quarter of 2008. EBITDA in the power segment in the first three months of 2009 increased 5.1% totaling $13.9 million, compared to EBITDA of $13.2 million in the fourth quarter of 2008. The EBITDA margin for the power segment increased from 5.3% to 6.6%. Depreciation, depletion and amortization in power segment in the first quarter of 2009 decreased 4.2%, compared to the fourth quarter of 2008, from $4.7 million to $4.5 million.

Vladimir Polin noted: “From the beginning of the world financial and economic crisis we witness decline in consumption of electricity. Considering the increased proportion of the liberalized electricity market in Russia, the ‘expensive’ electricity is being most hampered. This situation causes partial or full idling of the generating capacities of less efficient companies. In this light, one of the top priority of the power segment of our business is to increase competitiveness. We work on decreasing costs, lowering the amount of fuel consumption and utilizing synergies of our vertical integration. Due to measures already conducted, we have minimized decline in electricity generation demonstrating better than Russian-average results.”

Recent Highlights

•	In June 2009 Mechel announced that electric arc furnaces No. 1 and No. 2 at Tikhvin Ferroalloy Smelting Plant (JSC “TFZ”), a subsidiary of Oriel Resources Ltd. (Great Britain), have been commissioned. Today all of the four electric furnaces concurrently operate at Tikhvin Ferroalloy Smelting Plant. Thus, Mechel increases its output of high quality ferrochrome, an alloy required to produce stainless and special steels. From January 2009, steady supplies of high quality chrome ore commenced from the new Voskhod Mining and Processing Plant (Kazakhstan).

•	In June 2009 Mechel announced that its Mechel Trading AG subsidiary has signed a long-term coking coal supply contract with South Korean Hyundai Steel. Pursuant to the contract, coal will be supplied during the next five years starting from April 1, 2010. The supply volumes will reach 300,000 tonnes p.a. The coal deliveries to South Korea will be performed on FOB basis via Mechel’s Trade Port Posiet subsidiary.

•	In June 2009 Mechel announced that the official restart of coke oven battery No. 4 was held at its Chelyabinsk Metallurgical Plant’s Mechel-Coke OOO subsidiary. Coke oven battery No. 4’s operations were suspended in January 2008 due to its capital repair. Coke oven battery No. 4 will supply additional coke to CMP’s blast furnace workshop and produce 200 million cubic meters of gas for operation of the plant’s power facilities.

•	In June 2009 Mechel announced that in May 2009 high level of production capacity utilization was witnessed at its metallurgical plants as compared to the average level of capacity utilization in January – August 2008. Steel-making capacity utilization was more than 94%, metallurgical commodity products capacity utilization was more than 95%, including rolled products reached the level of about 99%, hardware – about 74%, forgings and stampings crossed the level of 58%. Mechel’s plants in Romania steelmaking capacity utilization in May 2009 was about 76%, hardware production capacity load was about 83%.

•	In June 2009 Mechel announced the restart of a block of coke oven batteries No. 2 at its Moscow Coke and Gas Plant OAO (Moskoks). After the restart, the plant’s average monthly capacity utilization level will become equal to the average rates of the first eight months of 2008 (pre-crisis level). After commissioning of the block #2 Mechel’s coking assets capacity utilization will reach 100%.

•	In June 2009 Mechel announced starting production for repair of type 2 BC-105 dump cars at its Korshunov Mining Plant OAO subsidiary and obtaining a permit for the repaired dump cars to be used at railways of Russia. All activities to start new production including process technology and specifications-supplied unique equipment development as well as construction and erection works were performed in-house without involvement of design companies and contractors allowing for costs minimization. Inspecting authorities have confirmed full compliance with process technology and safety regulations of Russian Railways JSC. Capacity of new production provides for Korshunov Mining Plant annual needs for type 2 BC dump cars repairs of 180 dump cars per year.

•	In June 2009 Mechel announced signing of contracts for coking and steam coal supplies to Chinese, Japanese, and South Korean companies for 2009. Currently total volume of supplies for 2009 fiscal year under contracts with Chinese, Japanese, and South Korean companies amounts to approximately 2 million tons of coking coal concentrate produced at Yakutugol and 2.3 million tons of steam coal of various grades produced at Yakutugol and Southern Kuzbass. Starting from 2007, Mechel also performs successful sales of iron ore concentrate produced at its Korshunov Mining Plant to China.

Igor Zyuzin concluded: “The beginning of 2009 was a difficult period for our company. It required significant efforts to adopt Mechel to the drastically falling world economy and keep production from being idled. Nevertheless, we managed not only to maintain our business, but even in this environment we demonstrated positive operational income. We have found new sources and ways to decrease costs and increase efficiency, became more active and flexible in our sales, entered new geographical markets, optimized logistics. Even more, while we witnessed decrease in global demand, we still managed to increase our market share in some of our products. Thus Mechel today is fully capable to utilize the stabilization of the world economy we start to feel today and to increase shareholder value.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the first quarter of 2009 amounted to $96.1 million, of which $40.6 million was invested in the mining segment, $42.7 million was invested in the steel segment, $12.8 million was invested in the ferroalloy segment and $25 thousand was invested in the power segment.

In the first quarter of 2009 Mechel spent $13.6 million on acquisitions, including $4.1 million spent on acquisition of minority interest in other subsidiaries.

As of March 31, 2009 total debt was at $5.8 billion. Cash and cash equivalents amounted to $953.3 million at the end of the first quarter of 2009 and net debt amounted to $4.9 billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 2009 First Quarter Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1Q 2009	4Q 2008
Net income	(690,701)	(496,931)

Add:
Depreciation, depletion and amortization	75,352	111,572
Interest expense	118,586	124,114
Income taxes	22,468	(556,078)

Consolidated EBITDA	(474,297)	(817,323)

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1Q 2009	4Q 2008
Revenue, net	1,179,405	1,370,024

EBITDA	(474,297)	(817,323)

EBITDA margin	-40.2%	-59.7%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
March 31,2009
(unaudited)		December 31,2008

Assets
Cash and cash equivalents	$953,335	$254,838
Accounts receivable, net of allowance for doubtful accounts of $110,266 as of March 31, 2009 and $110,613 as of December 31, 2008	378,948	406,749
Due from related parties	6,642	22,171
Inventories	1,062,188	1,365,109
Deferred income taxes	14,117	22,047
Prepayments and other current assets	576,582	674,262

Total current assets	2,991,812	2,745,176
Long-term investments in related parties	81,820	80,408
Other long-term investments	481,995	472,772
Intangible assets, net	5,986	6,956
Property, plant and equipment, net	3,746,786	4,277,841
Mineral licenses, net	2,893,885	3,430,642
Other non-current assets	77,103	57,844
Deferred income taxes	37,624	27,551
Goodwill	811,405	910,444

Total assets	$11,128,416	$12,009,634

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt (including debt of $3,488,628 with loan covenant violations as of March 31, 2009)	$4,743,637	$5,149,415
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	609,793	688,702
Advances received	111,769	125,042
Accrued expenses and other current liabilities	163,416	143,587
Taxes and social charges payable	143,645	131,241
Unrecognized income tax benefits	20,801	27,176
Due to related parties	1,527	1,588
Asset retirement obligation, current portion	4,136	6,387
Deferred income taxes	23,084	17,785
Deferred revenue	4,969	1,776
Pension obligations, current portion	29,810	28,960
Dividends payable	17,354	4,919
Finance lease liabilities, current portion	13,558	14,891

Total current liabilities	5,887,499	6,341,469
Long-term debt, net of current portion	1,113,554	219,816
Asset retirement obligations, net of current portion	58,130	65,217
Pension obligations, net of current portion	140,181	158,070
Deferred income taxes	732,717	841,214
Finance lease liabilities, net of current portion	43,525	54,161
Commitments and contingencies	—	—
Other long-term liabilities	9,914	8,026
Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of March 31, 2009 and December 31, 2008)	133,507	133,507
Additional paid-in capital	415,070	415,070
Accumulated other comprehensive income (loss)	(249,259)	158,937
Retained earnings	2,632,597	3,323,298
Equity attributable to Mechel shareholders	2,931,915	4,030,812

Equity attributable to non-controlling interests	210,981	290,849

Total equity	3,142,896	4,321,661

Total liabilities and shareholders’ equity	$11,128,416	$12,009,634

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)	3 months ended March 31,
	2009		2008
	(unaudited)		(unaudited)
Revenue, net (including related party amounts of $19,492 and $21,326 during 3months ending March 31, 2009 and 2008, respectively)	$	1,179,405	$2,328,201
Cost of goods sold (including related party amounts of $1,569 and $9,684 during 3months ending March 31, 2009 and 2008, respectively)		(804,214)	(1,244,779)

Gross profit		375,191	1,083,422
Selling, distribution and operating expenses:
Selling and distribution expenses		(247,385)	(295,955)
Taxes other than income tax		(11,962)	(21,526)
Accretion expense		(1,723)	(822)
Loss on write-off of property, plant and equipment		—	–
Allowance for doubtful accounts		(418)	(418)
General, administrative and other operating expenses		(99,922)	(122,562)

Total selling, distribution and operating expenses		(361,409)	(441,283)

Operating income		13,781	642,139
Other income and (expense):

Income from equity investments		3,116	310
Interest income		987	4,937
Interest expense		(118,586)	(56,324)
Other (expenses) income, net		(2,899)	3,871
Foreign exchange (loss) gain		(591,930)	128,776

Total other income and (expense), net		(709,313)	81,570

Income (loss) before income tax, minority interest, discontinued operations and extraordinary gain		(695,532)	723,709
Income tax expense		(22,468)	(185,371)
Income (loss) from continuing operations		(718,000)	538,338
Income from discontinued operations, net of tax		–	-

Less:Net income (loss) attributable to non-controlling interests		27,298	(38,329)

Net income (loss)	$	(690,701)	$500,009

Currency translation adjustment		(394,990)	128,139
Change in pension benefit obligation		(8,084)	(2,049)
Adjustment of available-for-sale securities		(5,122)	(1,460)
Total other comprehensive income (loss), net of tax		(408,196)	124,630
Less: other comprehensive income (loss), net of tax, attributable to non-controlling interests		52,412	(14,498)
Other comprehensive income (loss), net of tax, attributable to Mechel’s shareholders		(355,784)	110,132

Comprehensive income (loss)	$	(1,098,897)	$624,639

Basic and diluted earnings per share:
Earnings per share from continuing operations	$	(1.72)	$1.20
Income per share effect of discontinued operations		0.00	0.00

Net income (loss) per share	$	(1.72)	$1.20

Weighted average number of shares outstanding		416,270,745	416,270,745

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)		3 months ended March 31,
		2009 (unaudited)	2008	(unaudited)
Cash Flows from Operating Activities

Net income (loss)	$	(690,701)	$		500,009

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		59,676			86,285
Depletion and amortization		15,677			25,108
Foreign exchange loss(gain)		591,930			(128,776)
Deferred income taxes		1,542			(7,428)
Allowance for doubtful accounts		418			418
Inventory write-down		(60,900)			115
Accretion expense		1,723			822
Loss on write-off of property, plant and equipment		—			–
Minority interest		(27,298)			38,329
Change in undistributed earnings of equity investments		(3,116)			(310)
Non-cash interest on long-term tax and pension liabilities		3,628			5,479
Loss on sale of property, plant and equipment		1,977			2,207
(Gain) loss on sale of investments		(6)			(1,664)
Gain on discharged asset retirement obligations		–			—
Income from discontinued operations		–			—
Gain on accounts payable with expired legal term		(82)			(858)
Gain on forgiveness of fines and penalties		–			—
Amortization of loan origination fee and costs on bonds issue		9,866			1,639
Pension service cost and amortization of prior period service cost		6,051			2,472
Pension benefit plan curtailment gain		—			–
Provision for short-term investment		–			—

Net change before changes in working capital		(89,615)			523,847

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities		–			—
Accounts receivable		(6,524)			(130,261)
Inventories		247,534			(97,097)
Trade payable to vendors of goods and services		(155,076)			(2,399)
Advances received		(6,098)			12,938
Accrued taxes and other liabilities		83,646			187,797
Settlements with related parties		15,664			(10,322)
Current assets and liabilities of discontinued operations		–			—
Deferred revenue and cost of inventory in transit, net		6,262			(8,345)
Other current assets		(20,679)			(104,502)
Prepayments to non-state pension funds		(1,246)			—
Unrecognized income tax benefits		(4,118)			(3,322)
Commission on social assets outsourced		(30,208)			-
Net cash provided by operating activities		39,542			368,334
Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired		—			–
Acquisition of Ekos Plus, less cash acquired		(1,124)			—
Acquisition of Ductil Steel S.A., less cash acquired		—			–
Advances paid for Bluestone Industries Inc.		—			–
Acquisition of HBL, less cash acquired		(8,387)			–
Acquisition of in Yakutugol, less cash acquired		–			—
Acquisition of Elgaugol, less cash acquired		–			—
Acquisition of SKPP, less cash acquired		–			—
Acquisition of BFP, less cash acquired		–			—
Acquisition of KPSC, less cash acquired		–			-
Acquisition of other subsidiaries, less cash acquired		–			-
Acquisition of minority interest in subsidiaries		(4,119)			(726)
Investment in TPP Rousse		–			-
Investments in other marketable securities		–			-
Proceeds from disposal of non-marketable equity securities		4,014			4,070
Other long-term investments		–			-
Repayments of short-term loans issued		(1,096)			-
Proceeds from disposals of property, plant and equipment		95			976
Purchases of mineral licenses		(604)			(809)
Purchases of property, plant and equipment		(95,529)			(174,686)

Net cash used in investing activities		(106,750)			(171,175)

Cash Flows from Financing Activities
Proceeds from short-term borrowings		578,144			663,893
Repayment of short-term borrowings		(960,067)			(991,987)
Dividends paid		(220)			-
Proceeds from long-term debt		1,117,606			29,549
Repayment of long-term debt		(2,564)			(2,083)
Repayment of obligations under finance lease		(5,939)			(6,260)
Net cash provided by (used in) financing activities		726,960			(306,888)

Effect of exchange rate changes on cash and
cash equivalents		38,745			18,347

Net increase (decrease) in cash and cash equivalents		698,497			(91,382)
Cash and cash equivalents at beginning of period		254,838			236,779

Cash and cash equivalents at end of period		$ 953,335		$	145,397